Exhibit 99.1

Pembina Pipeline Corporation Places Pipeline Expansion into Service and Revises Time of First Quarter Conference Call and Webcast

CALGARY, April 27, 2015 /CNW/ – Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced that it has placed its Phase II low vapour pressure ("LVP"), crude oil and condensate pipeline expansion ("Phase II LVP Expansion") into service.

The Phase II LVP Expansion, which is underpinned by long-term contracts with Pembina's customers, was commissioned on April 8, 2015 and was placed into service on April 24, 2015, adding an incremental 55,000 barrels per day ("bpd") on the Company's Peace Pipeline System and bringing total capacity on this line to over 250,000 bpd.

"We are very pleased to be placing this expansion into service as it will help alleviate volume constraints on our systems for our customers," said Jason Wiun, Pembina's Vice President, Conventional Pipelines. "With the additional capacity this expansion will provide, we're better able to get our customers' product to market. Further, the completion of this project is good news for our shareholders as it adds to our growing fee-for-service-based cash flow stream."

Including capital to be spent on post-construction clean up, Pembina expects the cost of the Phase II LVP Expansion to be $350 million.

Mick Dilger, Pembina's President and Chief Executive Officer commented: "I am happy to report that the Phase II LVP Expansion was completed on budget with an impressive safety record. Employees worked over 350,000 man hours on this project and drove over 1.8 million kilometres with no lost time injuries, yet another demonstration of Pembina's commitment to executing our growth projects safely and responsibly."

"Our other pipeline expansion programs are also progressing well," added Mr. Dilger. "So far in 2015, we've brought into service 70 kilometers of new pipeline associated with our Phase III crude oil, condensate and natural gas liquids expansion and we're on track to bring the 53,000 bpd natural gas liquids component of the Phase II expansion into service in the third quarter of this year. These projects are directly aligned with our goal of meeting our customers' needs through a truly integrated approach across the value chain."

Revised Time for Pembina's First Quarter 2015 Conference Call and Webcast

Pembina has revised the time of its first quarter 2015 conference call and webcast to 9:00 a.m. MT (11:00 a.m. ET) on May 6, 2015 to avoid scheduling conflicts with other issuers hosting their conference calls the same morning. The Company will release its first quarter 2015 results on Tuesday, May 5, 2015 after markets close as originally planned.

The conference call dial in numbers and webcast information remain the same:

Dial-in: 647-427-7450 or 888-231-8191

Webcast: http://event.on24.com/r.htm?e=908217&s=1&k=3CBBA333217BC5D02A0E39F7BF79BF93

Replay: 416-849-0833 or 855-859-2056, password 45391386

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Phase II LVP Expansion including the anticipated benefits of the Phase II LVP Expansion to Pembina; the planned capacity of the Phase II LVP Expansion; the anticipated capital expenditures related to the Phase II LVP Expansion; the expected  in-service date of the natural gas liquids component of the Phase II expansion; and the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development; that third parties will provide any necessary support; that any third-party projects relating to the growth projects will be sanctioned and completed as expected; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure to realize the anticipated benefits of the the Phase II LVP Expansion; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 09:05e 27-APR-15